Mail Stop 4628

                                                             October 4, 2018

Via Facsimile
Christopher M. Hix
Senior Vice President, Chief Financial Officer and Treasurer
Colfax Corporation
420 National Business Parkway, 5th Floor
Annapolis Junction, MD 20701

       Re:      Colfax Corporation
                Form 10-K for the Fiscal Year Ended December 31, 2017 Filed February 16, 2018
                File No. 1-34045

Dear Mr. Hix:

        We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. In our comments, we ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

  Risk Factors, page 7
We have done and may continue to do business in countries subject to U.S. sanctions..., page 10

   1. In your letter to us dated May 26, 2015, you discussed contacts with Sudan and Syria.
      Your disclosure does not discuss contacts with those countries. As you know, Sudan and
      Syria are designated by the State Department as state sponsors of terrorism and are subject to U.S. sanctions and/or export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan and Syria since the 2015 letter, including with their governments, whether through subsidiaries, distributors, resellers, affiliates, or other direct or indirect arrangements. Please also discuss the materiality of any contacts, in quantitative terms and in terms of qualitative factors that a reasonable investor would deem important in making an investment decision. Tell us the approximate dollar amounts of any revenues, assets and liabilities associated with Sudan
 Christopher M. Hix
Colfax Corporation
October 4, 2018
Page 2

         and Syria for the last three fiscal years and the subsequent interim period. Finally, tell us whether any contacts involve dual use products and, if so, the nature of the dual uses.

      2. Section 3.23 of the September 24, 2017 Purchase Agreement between you and Circor
         International, Inc. sets forth a representation that, except as described in Section 3.23 of your Disclosure Letter, the fluid handling business is being, and since September 1, 2012 has been, conducted in compliance with all applicable United States import, export control and sanctions laws and regulations. Please tell us whether those exceptions relate to Sudan, Syria or North Korea.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Jennifer Hardy, Special Counsel, at (202) 551-3767 or me at (202) 551-
3470 if you have any questions about the comments or our review.

                                                               Sincerely,

                                                               /s/ Cecilia Blye

                                                               Cecilia Blye,
Chief
                                                               Office of Global
Security Risk

cc:      Ronald Mueller, Esq.
         Gibson, Dunn & Crutcher LLP

         Amanda Ravitz
         Assistant Director